July 20, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:          Lowe’s Companies, Inc.
Form 10-K for the fiscal year ended January 29, 2010
Filed March 30, 2010
Definitive Proxy Statement on Schedule 14A
File No. 1-7898

Dear Mr. Hartz:

Lowe's Companies, Inc. (the “Company”) is pleased to respond to the comment of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Definitive Proxy Statement on Schedule 14A as set forth in your letter dated July 6, 2010.  The Company first sets forth your comment, and then provides the response in italics addressing your comment.

In connection with the Company’s response to the staff’s comment, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the information set forth herein, please contact us.

Sincerely,

/s/ Matthew V. Hollifield

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Definitive Proxy Statement on Schedule 14A
Executive Officer Compensation, page 16
Analysis of the “Market,” page 18

Comment 1

1.
We note your response to comment four in our letter dated June 10, 2010.  As previously requested, please indicate in future filings where actual total annual compensation amounts fall relative to benchmarked levels and, to the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance.  Please also show us in your supplemental response what this additional disclosure would look like based on the total annual compensation amounts that your named executive officers earned in 2009.

Response

We acknowledge the Staff’s comment.  In future filings we will indicate where actual total annual compensation amounts fall relative to any benchmarked levels and, to the extent amounts fall significantly above or below those amounts, we will discuss the reasons for such variance.  The following is an example of what this additional disclosure would look like based on the methodology used for 2009 and total non-equity compensation amounts that our named executive officers earned during that year.  We note that the Company’s Compensation Committee has engaged a new independent compensation consultant for 2010, and differences in this consultant’s approach could change our executive compensation methodologies and future disclosures.

2009 Base Salary and Non-Equity Incentive Compensation Relative to Lowe’s Target and “Market” Compensation Amounts

Because Lowe’s overall 2009 financial performance was above target, the named executive officers received total cash compensation (i.e., the sum of their base salaries and non-equity incentive plan compensation) that exceeded both the Lowe’s target compensation amounts and the target “market” compensation levels the Committee reviewed at the beginning of the year.  The following table shows the total cash compensation paid to the named executive officers in 2009 relative to the Lowe’s target compensation amounts and the “market” compensation levels the Committee reviewed at the beginning of the year.

	2009 Total Cash Compensation (Base Salary plus Non-Equity Incentive Plan Compensation)
				Variance From:
Name	Actual	Lowe’s Target	“Market” Target 1	Lowe’s Target	“Market” Target
Mr. Niblock . . . . . . . .	$3,939,683	$3,300,000	$3,865,218	19%2	2%3
Mr. Hull . . . . . . . . . . .	$1,645,836	$1,254,000	$1,289,781	31%	28%
Mr. Stone. . . . . . . . . .	$2,574,012	$1,890,000	$1,856,700	36%2	39%4
Mr. Canter . . . . . . . . .	$1,546,088	$1,178,000	$1,289,481	31%	20%
Mr. Bridgeford . . . . .	$1,471,277	$1,121,000	$1,202,614	31%	22%
__________________

1
65th percentile of market data from Total Compensation Measurement ™ database compiled and maintained by Hewitt Associates and proxy statements filed by the members of the comparable company group in 2008.

2
Mssrs. Niblock and Stone have different threshold, target and maximum non-equity incentive plan compensation (stated as a percentage of their respective base salaries) than the other named executives.  This caused the percentages by which their actual total compensation exceeded the Lowe’s target to differ from the other named executives.

3
Mr. Niblock’s below market 2009 base salary caused the percentage by which his actual total cash compensation exceeded the 65th percentile of the “market” to be less than the similar percentages for the other named executives.

4
Mr. Stone has 41 years of experience in the retail home improvement industry and holds the position of President and Chief Operating Officer.  The majority of companies in the comparable company group do not have an executive of comparable experience who holds a similar position.  The Committee believes Mr. Stone’s duties and responsibilities are significantly broader than the duties and responsibilities of the positions in the market data to which he is being compared.  For this reason, the Committee believes it is appropriate for the percentage by which his total cash compensation amount exceeded the 65th percentile of the “market” to be higher than the similar percentages for Messrs. Hull, Canter and Bridgeford.